150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

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ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Cherubim Interests, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1.1. DESIGNATION AND NUMBER OF SHARES. 60,000 shares of the Company's authorized Preferred Stock are designated Series C Preferred Stock pursuant to Article IV of the Corporation's Articles of Incorporation (the "Series C Preferred Stock").

1.1.1 ISSUANCE. Shares of Series C Preferred Stock may be issued to holders of debt of the company, or others, as determined by a majority vote of the Board of Directors.

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3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

____

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CERTIFICATE OF DESIGNATIONS, PREFERENCES, RIGHTS AND LIMITATIONS

OF SERIES C PREFERRED STOCK

(Continued)

1.2

DIVIDENDS.  The holders of Series C Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, in its sole discretion.

1.3

LIQUIDATION RIGHTS.  Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series C Preferred Stock, the holders of the Series C Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to $1.00 per share or, in the event of an aggregate subscription by a single subscriber for Series C Preferred Stock in excess of $100,000, $0.997 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series C Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series C Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation's Common Stock.

1.4

CONVERSION AND ANTI-DILUTION.

(a)

Each share of Series C Preferred Stock shall upon Board of Director's approval be convertible at par value, currently $0.00001 per share, and subject to adjustment as may be determined by the Board of Directors from time to time (the "Conversion Rate"). For example, assuming a par value of $0.00001 per share for Series C Preferred, each share of Series C Preferred Stock would be convertible into 100,000 shares of Common Stock. Such conversion shall be deemed to be effective on the business day (the “Conversion Date”) following the receipt the Corporation of written notice from the holder of the Series C Preferred Stock of the holder's intention to convert the shares of Series C Stock, together, with the holder's stock certificate or certificates evidencing the Series C Preferred Stock to be converted.

(b)

Promptly after the Conversion Date, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder pursuant to the holder's conversion of Series C Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the Common Stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock shall be issued in the same name as the person who is the holder of the Series C Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of Common Stock are so registered shall be treated as a holder of shares of Common Stock of the Corporation on the date the Common Stock certificate(s) are so issued.

All shares of Common Stock delivered upon conversion of the Series C Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the

Conversion pate, such converted Series C Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c)

The Corporation covenants that, within 30 days of receipt of a conversion notice from any holder of shares of Series C Preferred Stock wherein which such conversion would create more shares of Common Stock than are authorized, the Corporation will increase the authorized number of shares of Common Stock sufficient to satisfy such holder of shares of Series C submitting such conversion notice.

(d)

Shares of Series C Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the ratio established in Section 1.4(a) prior to the reverse split. The conversion rate of shares of Series .C Preferred Stock, however, would increase proportionately in the case of forward splits, and may not be diluted by a reverse split following a forward split.

1.5

VOTING RIGHTS.  Each share of Series C Preferred Stock shall have ten votes for any election or other vote placed before the shareholders of the Company.

1.6

PRICE.

(a)

The initial price of each share of Series C Preferred Stock shall be $2.50.

(b)

The price of each share of Series, C Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the Board, or through a resolution passed at an Action Without Meeting of the unanimous Board, until such time as listed secondary and/or listed public market develops for the shares.

1.7

LOCK-UP RESTRICTIONS ON CONVERSION.  Shares of Series C Preferred Stock may not be converted into shares of Common Stock for a period of: a) six (6) months after purchase, if the Company voluntarily or involuntarily files public reports pursuant to Section 12 or 15 of the Securities Exchange Act of 1934; or b) twelve (12) months if the Company does not file such public reports.